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July 13, 2009

Mr. Mark Webb
Branch Chief, Financial Services Group
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

Re:           Cascade Financial Corporation
Form 10-K
Filed March 13, 2009
File No. 000-25286

Dear Mr. Webb:

In reference to the inquiries contained in your letter to us of June 19, 2009, and received on June 25th, Cascade Financial Corporation submits:

Form 10-K for the year ended December 31, 2008
Allowance for Loan Losses/Non-performing Loans, page 11

1.
We reviewed your disclosure in response to prior comment one from our letter dated May 11, 2009. We note the increase in non-performing loans during 2008 was primarily due to deterioration in four residential real estate construction relationships.  Please revise your proposed disclosures to include the following additional information regarding these loans:

•	Discuss whether the increase in non-performing loans relates to a few large credit relationships or several small credit relationships or both; and

•	If few large credit relationships make up the majority of your non-performing loans, discuss those relationships in detail, including:

➢	The amount of allowance allocated to each loan.
➢	Why management believes the allowance for loan losses on the particular credit relationship is adequate to provide for losses that may be incurred.

Mr. Mark Webb
July 13, 2009
Page Two

Response:

The increase in non-performing loans in 2008 was due primarily to deterioration in four large credit relationships discussed below:

1.	An $18.6 million loan for land acquisition and development;
2.	An $8.9 million loan for construction of residential real estate;
3.	A $4.7 million loan for land acquisition and development; and
4.	A $3.1 million loan for construction of residential real estate.

These loan relationships total $35.3 million, or 88% of the $40.3 million of non-performing loans as of December 31, 2008.

With regards to loans #2 and #4, the Bank determined, at that time, that no specific reserve was required, because the Bank’s impairment analysis indicated that the loans were adequately secured by collateral.

With regard to loan #1, a specific reserve of $552,000 was established and an $880,000 partial charge-off was taken based upon an impairment analysis showing this level of anticipated loss.  With regard to loan #3, a specific reserve of $12,000 was established based upon an impairment analysis showing this level of anticipated loss.

Note 12—Stockholder’s Equity, page 32

2.
We have reviewed your response to prior comment six from our letter dated May 11, 2009. We note you determined the fair value of the preferred shares using the residual fair value approach (the value of the warrants were subtracted from the par value of the Series A preferred stock). As stated in your response, GAAP requires that the proceeds from the issuance of the preferred stock be apportioned between the value of the warrants and the value of the preferred stock. However, this should be done using a relative fair value approach and not a residual fair value approach. Further, it does not appear that the par value of the preferred is reflected in its fair value. Please recalculate fair of the warrants and the preferred shares using the fair value approach and provide us with the following information.

•
The fair value of the preferred shares using a discounted cash flow approach-tell us and disclose in future filings the major assumptions used in your calculation, including the assumed life of the shares, the specific cash flow considered, and the related discount rate used.

Mr. Mark Webb
July 13, 2009
Page Three

•	The relative fair value of the warrants and the preferred shares and the related discount; and
•	Whether you believe a material difference results from using a relative fair value approach vs. a residual fair value approach.

Response:

In determining the value of the Series A preferred and the attendant warrants from the U.S. Treasury’s Capital Purchase Program, the Company apportioned the values using the relative fair value approach.

The Company computed the present value of the preferred stock at $23.455 million assuming a ten-year life, 5% interest rate for the first five years and 9% for the second five years (the dividend that the Company will pay the Treasury).  A discount rate of 14% was used as the approximate current cost of capital for the Company.

The Company computed a fair value of the warrants using the Black-Scholes option valuation model.  The assumptions in deriving the value were a 34% volatility rate of Cascade common stock, a 2.60% annual dividend rate on Cascade common stock, a 2.75% risk-free interest rate, which corresponded to the yield on the 5-year Treasury note at the time of the issuance, and an assumed life of five years. Since the Company intends to redeem the preferred stock before the dividend rate increases to 9% at the end of five years, it has assumed a 5-year life for this stock.  The present value of the warrants was $1.555 million.

Assuming a 10-year average life, the present value of the preferred stock represented 93.87% of the combined present value of $25.01 million of the components of the $38.970 million received, or $36.581 million.  The resulting value for the warrants was 6.13% of the proceeds, or $2.389 million.  Assuming a 5-year average life, 94.6% of the value would be assigned to the preferred stock and 5.4% to the warrants.  The Company assigned a value to the preferred stock of $36.581 million using the 10-year assumption.  If the Company had used the 5-year life, the assigned value would be $36.873 million.  The Company is amortizing the difference between the book value and the par value of the preferred, which equals the cash the Company received, over 5 years.  Using a 10-year assumption (compared to a 5-year assumption) results in approximately a $60,000 a year increase in reallocation from the Company’s retained earnings to the value of the preferred.  The value of the warrants using the 5-year assumption would be $2.097 million.  In future filings, the Company will specifically state that the Company is using a 10-year life for purposes of determining fair values.

Mr. Mark Webb
July 13, 2009
Page Four

If we had used the residual approach, the assigned value of the preferred stock would have been $37.415 million ($38.970 less the present value of the warrants of $1.555 million.).  We would not consider the $834,000 difference in assigned weightings to be material, as the discount between the par value of the preferred stock and the carrying value will be amortized over five years.  The value of the warrants, if any, will be determined by the market price of the Company’s stock at such time the U.S. Treasury decides to exercise, sell, or establish a formula by which the Company could redeem the warrants.

The registrant, Cascade Financial Corporation (the Company), hereby acknowledges to the Securities and Exchange Commission (the Commission), with respect to the Company’s above response to your comments on the Form 10-K for the fiscal year ended December 31, 2008, and the Form 10-Q for the period ended March 31, 2009, and the Form 8-K filed on April 21, 2009, as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to the disclosure in response do not foreclose the Commission from taking any action with respect to the filings;

•	the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact Lars Johnson, Cascade Financial’s Chief Financial Officer.  He can be reached directly at (425)-259-8533 or ljohnson@cascadebank.com.

Thank you.

Sincerely,

By:  /s/ Carol K. Nelson
    Carol K. Nelson
    President & Chief Executive Officer
    Cascade Financial Corporation